                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

Filed by the Registrant                           [ ]
Filed by a Party other than the Registrant        [x]

Check the appropriate box:


[ ]    Preliminary Proxy Statement


[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[X]    Definitive Proxy Statement


[ ]    Definitive Additional Materials

[ ]    Soliciting Material Pursuant to Section 240.14a-11(C) or
       Section 240.14a-12

                         FURR'S/BISHOP'S, INCORPORATED
                (Name of Registrant as Specified In Its Charter)

             TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA
    (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[x]    No fee required.

[ ]    Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.


       1)     Title of each class of securities to which transaction applies:

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       2)     Aggregate number of securities to which transaction applies:

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       3)     Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

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       4)     Proposed maximum aggregate value of transaction:

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       5)     Total fee paid:

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[ ]    Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       1)     Amount Previously Paid:
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       2)     Form, Schedule or Registration Statement No.:
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       3)     Filing Party:
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       4)     Date Filed:
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

                          PROXY STATEMENT OF TEACHERS
                       INSURANCE AND ANNUITY ASSOCIATION
                    OF AMERICA IN OPPOSITION TO THE CURRENT
                     BOARD OF DIRECTORS OF FURR'S/BISHOP'S,
                                  INCORPORATED

                      1998 ANNUAL MEETING OF STOCKHOLDERS
                           SCHEDULED FOR MAY 28, 1998

DEAR FELLOW STOCKHOLDERS OF FURR'S/BISHOP'S, INCORPORATED:

     This Proxy Statement and the accompanying BLUE proxy card are being furnished by Teachers Insurance and Annuity Association of America, a New York corporation ("Teachers"), to holders of the common stock (the "Stockholders"), par value $.01 per share (the "Common Stock"), of Furr's/Bishop's, Incorporated, a Delaware corporation (the "Company"), in connection with the solicitation of proxies (the "Proxy Solicitation") to be used at the 1998 Annual Meeting of Stockholders to be held on Thursday, May 28, 1998, at 10:00 o'clock a.m., local time, at the Holiday Inn Civic Center at 801 Avenue Q, Lubbock, Texas, or at any adjournment or postponement thereof (collectively, the "Annual Meeting"). As of April 22, 1998, the record date for the Annual Meeting (the "Annual Meeting Record Date"), Teachers beneficially owned an aggregate of 8,607,637 shares, or approximately 17.7% of the Company's outstanding Common Stock.

     The Company has indicated, as set forth in its proxy materials dated April 28, 1998 (the "Company Proxy Materials"), that it intends to nominate at the Annual Meeting a slate of nine candidates (the "Company Nominees") for the Company's Board of Directors. Teachers is opposed to that slate and is soliciting your proxy in support of the following seven nominees: Jacob C. Baum, Ben Evans, Suzanne Hopgood, Damien W. Kovary, William J. Nightingale, Gilbert C. Osnos and Barry W. Ridings (the "Teachers Nominees") to the Company's Board of Directors in opposition to the Company's slate. Teachers is not soliciting proxies for the other two positions on the Board of Directors because Teachers believes that a seven member Board of Directors would function more efficiently and cooperatively. Teachers does not see the need to have a nine member Board of Directors for a company of this size and believes a large Board would not be able to work as cooperatively, openly and efficiently as a seven member board. As a result, Teachers is also proposing that the Stockholders adopt an amendment to the Bylaws or otherwise authorize and recommend the reduction in the size of the Board of Directors to seven members (the "Teachers Bylaw Proposal"). See "Teachers Bylaw Proposal."

     The election of the Teachers Nominees and the reduction in the size of the Board of Directors will allow the Teachers Nominees, to the extent they vote in the same manner on matters presented to the Board, to make decisions consistent with maximizing Stockholder value. Teachers is seeking a change on the Company's Board of Directors because of its disappointment with the current poor performance of the Company as evidenced by the overall decline in share price while the current Board has been in office, and its belief that the current Board of Directors has been unable to implement an effective strategic plan (or plans) to maximize Stockholder value. Teachers also believes that a change is necessary to restore confidence in the Board and ensure its ability to act effectively, cooperatively and appropriately to accomplish this goal. If elected, the Teachers Nominees, acting independently of Teachers in accordance with their fiduciary duties, would work effectively and cooperatively to maximize Stockholder value. Maximizing Stockholder value may include, but is not limited to, a sale of the Company, exploration of merger and acquisition opportunities, a change in the senior management and/or a successful implementation of a well structured strategic plan. However, the Teachers Nominees are open to considering all alternatives. See "Reasons for Electing a New Board."

     This Proxy Statement and BLUE proxy card are first being mailed or furnished to Stockholders on or about May 18, 1998.

     YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU HOLD. WE HOPE YOU WILL AGREE WITH TEACHERS' GOAL OF ELECTING MEMBERS TO THE COMPANY'S BOARD WHO WILL WORK TO MAXIMIZE STOCKHOLDER VALUE, AND THAT THE ELECTION OF THE TEACHERS NOMINEES CAN MAKE A DIFFERENCE AND BENEFIT ALL OF THE STOCKHOLDERS. IF YOU AGREE, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD(S) IN THE POSTAGE PRE-PAID ENVELOPE PROVIDED. BY SO DOING, YOU WILL GRANT TEACHERS YOUR PROXY TO VOTE YOUR SHARES FOR THE ELECTION OF THE TEACHERS NOMINEES AND FOR THE TEACHERS BYLAW PROPOSAL.

     TEACHERS IS NOT SOLICITING YOUR PROXY TO VOTE FOR ANY COMPANY NOMINEES (EXCEPT FOR SUZANNE HOPGOOD WHO IS A TEACHERS NOMINEE AND A COMPANY NOMINEE) AND YOU CANNOT USE TEACHERS' PROXY CARD TO VOTE FOR ANY OF THE COMPANY'S NOMINEES. WE URGE THAT YOU DO NOT SIGN AND RETURN ANY PROXY CARD PROVIDED BY THE COMPANY.
REMEMBER: YOUR LAST DATED PROXY IS THE ONE THAT COUNTS. IF YOU HAVE ALREADY RETURNED THE COMPANY'S WHITE PROXY CARD AND WANT TO CHANGE YOUR VOTE YOU CAN NOW VOTE FOR THE TEACHERS NOMINEES AND FOR THE TEACHERS BYLAW PROPOSAL BY COMPLETING, SIGNING, DATING AND RETURNING YOUR BLUE PROXY CARD.

     If your shares are held in the name of a brokerage firm, bank or nominee, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, please return the BLUE proxy card in the envelope provided by your bank or broker or contact the person responsible for your account and give instructions for such shares to be voted for the Teachers Nominees and the Teachers Bylaw Proposal.

     If your shares are registered in more than one name, the BLUE proxy card must be signed by all such persons to ensure that all shares are voted for the Teachers Nominees.

     Holders of record of shares of Common Stock as of the Annual Meeting Record Date, are urged to submit a proxy even if such shares have been sold after that date. The number of shares of Common Stock outstanding as of the Annual Meeting Record Date is stated in the Company's Proxy Materials. Each share of Common Stock is entitled to one vote at the Annual Meeting. Directors are elected by a plurality of the votes cast with a quorum present. The person who receives the greatest number of votes represented in person or by proxy at the Annual Meeting will be elected a Director of the Company. The vote required for the adoption of the Teachers Bylaw Proposal is a majority of the issued and outstanding shares of Common Stock as of the Annual Meeting Record Date.

     If you have any questions or need assistance in voting your shares, please call Beacon Hill Partners, Inc., Teachers' proxy solicitor, at 1-800-755-5001.

                        REASONS FOR ELECTING A NEW BOARD

POOR PERFORMANCE OF THE CURRENT BOARD OF DIRECTORS

     Teachers is soliciting your proxy to enable the Company to have a highly qualified and cohesive Board of Directors, which will work independently of Teachers in a constructive manner for the benefit of all Stockholders. Teachers seeks your help to elect these seven Directors, who have substantial experience either with the Company (two of the Teachers Nominees are current Directors), in the restaurant industry or in the turnaround of troubled companies, such as the Company. Teachers believes that the Teachers Nominees will work effectively, cooperatively and proactively together to maximize Stockholder value. Teachers believes the Teachers Nominees will also be responsive to Stockholder concerns and will implement Board and management direction for the benefit of all of the Stockholders.

     Of the Company's current Board of Directors, members either were elected by Stockholder vote in May 1997 or later selected by the Board of Directors. Teachers did not select any person who had been proposed by management for the May 1997 election or who were otherwise nominated and were elected at that time. Prior to an election of the Board of Directors in January 1996, certain noteholders, including Teachers, in connection with an exchange offering by which they were later to convert their notes into equity in the Company, collectively nominated five persons for election to the Board of Directors of the Company. In January 1996, the existing stockholders (of whom Teachers was not included) voted and elected such nominees. Teachers cast no votes in such 1996 election. Following that election, in January 1996 two of the nominees who had been collectively agreed upon by the noteholders, including Teachers, resigned from the Board. Since that time, Teachers has not nominated any person for election to the Board, except for the Teachers Nominees for the upcoming 1998 Annual Meeting.

     Although the current Board of Directors (in what Teachers believes to be a recognition of the dissatisfaction of certain Stockholders) has proposed a management slate which consists of three new candidates (with no experience with the Company) and two additional candidates (who were elected in March 1998 without Stockholder vote by existing Board members), Teachers believes there can be no assurance that these candidates, if elected, would serve together with the other Company Nominees in an effective and cooperative manner and be responsive to Stockholder concerns.

     Set forth below are a number of significant reasons why Teachers believes a change is mandated at this time:

     - Since the restructuring of the Company in 1996, the market price of the Company's Common Stock has consistently declined and hit an all time low in the period prior to the filing of Teachers' Schedule 13D on March 6, 1998. From 1993 to 1997, the S&P 500 Index rose significantly. Even comparable companies used by the Company in the Company Proxy Materials have increased their market value for their stockholders by more than 150% from 1993 to 1997. All any Stockholder needs to do is to review the performance graph on page 15 of the Company's Proxy Materials to see why a change is necessary to improve Stockholder value.

     - Since 1996, in Teachers' view, the current Board of Directors has not provided tangible evidence of meaningful or sustained growth or positive change in the Company's financial performance. Overall, sales for fiscal year 1997 decreased from fiscal year 1996, resulting in a net loss to the Company. According to the Company's publicly-filed documents, this was due in part to a decline in restaurant units; however, comparable store sales were only .31% higher in fiscal 1997. Although the Company recently indicated an increase in net income for the first quarter of 1998 as compared to the first quarter of 1997, an analysis of the results reveals that, after adjusting for extraordinary items (i.e. write downs and a litigation award) only a small part of this increase was attributable to actual operating results.

     - Notwithstanding the management's arguments that the Company is on the verge of a turnaround, Kevin Lewis, as Chairman of the Board, recently completed selling all of the shares he owned in the Company.

     - Teachers believes that the current Board is not PROACTIVE. The Company's current Board of Directors has not created or implemented any well-developed strategic plan to maximize Stockholder value and has not considered the full range of other alternatives. See "Lack of Full Consideration of All Alternatives."

     - Teachers believes that the current Board is also ineffective and has been unable to provide DIRECTION, GUIDANCE OR EFFECTIVE LEADERSHIP. See "Kmart Concessions and Related Fees." Teachers believes that the Board has had significant problems in implementing any meaningful proposals for growth. Management's efforts to remodel restaurants has only resulted in a few remodelings to date. The Company needs a Board that will IMPLEMENT well-developed strategic plans. See "Elimination of Board Dissension and Management Issues."

     - The Company's current Board of Directors has approved high consulting fees, executive compensation and golden parachutes to certain members, notwithstanding the Company's poor performance. See "High Executive Compensation."

THE CURRENT BOARD OF DIRECTORS MAY ARGUE THAT THEIR PROPOSED SLATE OF DIRECTORS REPRESENTS A "NEW" DIRECTION FOR THE COMPANY. PLEASE DO NOT ALLOW THE MAJORITY OF THIS CURRENT BOARD OR A SELECTED FEW THEREOF TO NOMINATE REPLACEMENTS THEY HAVE CHOSEN OR ADDITIONAL NEW MEMBERS IN WHAT TEACHERS BELIEVES IS AN ATTEMPT TO DISGUISE THEIR PRIOR RESULTS AND POOR PERFORMANCE.

     Two of the current Directors, Mr. Osnos and Ms. Hopgood, have recognized the problems with the current Board of Directors and have agreed to serve as Teachers Nominees. Teachers believes that these two current Board members, who have expressed dissatisfaction with prior Board functioning, will provide continuity that can enhance an effective implementation of a strategic plan to maximize Stockholder value.

KMART CONCESSIONS AND RELATED FEES

     In November 1993, the Company and Kevin Lewis negotiated an agreement with Kmart to reduce the aggregate monthly rent for the period January 1, 1997 through December 31, 1999 by 20%, an agreement that includes a provision that if Mr. Lewis ceases to be Chairman of the Board before 1999, the rent reductions would be subject to termination. In addition, it is Teachers' belief that a majority of the current Board of Directors agreed in 1997 to pay Mr. Lewis significant fees to keep Mr. Lewis as Chairman of the Board, thereby retaining rent concessions from Kmart. On March 9, 1998, Mr. Lewis sold all of his remaining shares of Common Stock in the Company. Based on the Company's Proxy Materials, the Company, after letting the situation continue for a number of years, has now decided, without explanation, not to nominate Mr. Lewis to the Company's Board of Directors at the Annual Meeting. It is disappointing that the current Board of Directors has not found a way to maintain the Kmart rent concessions without having to maintain Kevin Lewis as Chairman of the Board. Teachers believes that the Teachers Nominees, if elected, will be in a position to act promptly and directly to address the issue because of their background, skills and experience, and their commitment to provide a cooperative and energetic service. Teachers has not directed any required course of action but believes that the business background and other skills of the Teachers Nominees will enable them, acting cooperatively as a board, to take appropriate measures to address this issue.

LACK OF CONSIDERATION OF ALL ALTERNATIVES

     Teachers also believes that the Company and its current composition of the Board of Directors have not promptly or fully considered all alternatives available to the Company to maximize Stockholder value. As an example, Teachers understands that a potential acquiror in 1997 made initial acquisition/alliance overtures to the Company through contact with Ted Papit and Kevin Lewis. It is Teachers' belief that such members of the Board of Directors of the Company rebuffed the initial overtures made by such acquiror and delayed in such consideration as was eventually given by the Board. In addition, although urged by Stockholders to retain professional assistance to consider all alternatives, the Board failed to act promptly and delayed retaining an investment banker until late 1997, and only after Stockholder correspondence.

     Teachers believes that this failure to give due consideration to alternatives for the Company and other non-action does not benefit the Company and its Stockholders. Given what Teachers believes is the Company's refusal to consider such proposals or seek other alternatives, Teachers is proposing the election of the Board of Directors which it believes WOULD consider all strategic alternatives and WOULD aggressively pursue creating alternatives to maximize Stockholder value, in a manner consistent with the duties owed to the Stockholders. Maximizing Stockholder value may include, but is not limited to, a sale of the Company, exploration of merger and acquisition opportunities, a change in the senior management and/or a successful implementation of a well structured strategic plan. However, the Teachers Nominees are open to considering all alternatives.

ELIMINATION OF BOARD DISSENSION AND MANAGEMENT ISSUES

     Teachers believes that since 1996 there has been significant dissension on the Board and a lack of leadership. Teachers believes that the Board has been slow to install management and implement strategic plans for the Company that would result in a significant turnaround in operating results or otherwise maximize Stockholder value. Because of this, there have been a number of director vacancies and management voids. As a result, the Company has faltered and has not demonstrated any turnaround, as was initially expected in 1996. Teachers believes that this is a direct result of the ineffectiveness of the current composition of the Board of Directors.

     On March 6, 1998, Teachers publicly announced that it might seek proxies to elect candidates nominated by Teachers at the Annual Meeting. In what Teachers believes was a response to a perceived threat, the Board of Directors was enlarged effective April 1, 1998 from seven to nine members and the two new positions were hastily filled with individuals selected by the Board. Following Teachers' identification in an amendment to its Schedule 13D of five persons it then had identified as proposed nominees for election to the Board, the current Board of Directors proposed a separate slate and nominated three, additional, new candidates to the Board as management's slate. These five individuals who are on management's slate, if elected, would constitute a new majority for the Board. Who are these new nominees and what do they stand for? Are the Company Nominees a committed, cohesive group that have clear ideas about how the Company should be operated to maximize Stockholder value? In fact, Teachers now believes (based on the timing of the management's announcement and the Teachers Schedule 13D filing indicating a possibility of a proxy contest) that this "new and improved" composition of the Board of Directors came only after management's realization of the actions Teachers might take. Teachers also believes this decision was primarily made by a select few of the current Directors (Kevin Lewis, Ken Reimer and E.W. Williams). In what Teachers believes is all-too-customary operating procedure for this Board, Teachers believes that the recomposition of the Board, along with the purpose therefore, was not considered adequately by the whole Board based on the fact that Teachers has been advised by certain Board members that not all Board members were furnished with complete information. Based on similar advice, Teachers believes that not all members of the current Board of Directors had the opportunity to meet or interview the new nominees on the Company's slate before they were nominated by the Board of Directors. In any event, this quickly constructed response was too little, too late. Teachers believes that these unilateral, defensive actions continue to cost the Company money and time, both of which it cannot afford to lose.

     Additionally, even existing management of the Company has also been sporadic, at best. Although the Board attempted to fill CEO-level management for the Company with the election of Mr. Papit as President in March 1998, Teachers believes Mr. Papit's vacillation in making a full commitment to the Company resulted in leadership voids. As disclosed by the Company, six months later, Mr. Papit announced his resignation in September 1997, effective October 29, 1997, but then decided to remain with the Company through the first quarter of 1998. Teachers believes that such job indecision on the part of senior management has left the Company in a high state of uncertainty and did not effectively serve the needs of the Stockholders.

     It has belatedly come out that, in what Teachers believes was an attempt to solve the management void expected in March 1998 and in response to Teachers' disclosure regarding a potential proxy solicitation, a questionable new employment agreement was executed by Mr. Papit. See "High Executive Compensation." That agreement was entered into on March 23, 1998 but not disclosed until April 28, 1998. Mr. Papit is not even required to spend his full working time at the Company's headquarters or at Company restaurants.

Instead, he is allowed to spend up to half of his working time in Dallas, some 300 miles away from the Company's headquarters, at a new "executive office" to be established for him at the Company's expense. Teachers does not believe that this Company can be effectively managed in this manner. The Stockholders need a better arrangement from the Board, to have an on-site CEO to effectively manage the Company.

HIGH EXECUTIVE COMPENSATION

     According to the Company's public filings, the Board paid certain Board members and senior management over $1,320,561 for fiscal year 1997, including some $250,000 to Kevin Lewis, just for being Chairman of the Board. In that same year, the market price of the Company's Common Stock declined significantly.

     In addition, the restructuring of Mr. Papit's employment relationship in March 1998, after Teachers' Schedule 13D was filed, resulted in what Teachers believes was a questionable decision by the Board to increase Mr. Papit's compensation to include $30,000 per month base salary ($360,000 per year), participation in the Company's executive bonus plan and other executive benefit programs, and a stock option to purchase 500,000 shares of the Company's common stock at $.75 per share, vesting over five years, with accelerated vesting in the event of a "change of control", defined as, among other things, a change in the majority of the current Board of Directors. Under the purported terms of Mr. Papit's employment agreement, vesting or receipt of certain options is not tied to improved performance by the Company. In addition, the new agreement reprices the exercise of such options to Mr. Papit at a lower price than earlier options available to him. The new agreement also purports to provide options to Mr. Papit even should Mr. Papit leave the Company and notwithstanding improvements to the Company's performance that might be achieved by efforts of a new Board of Directors or new management.

     Further, in the face of Teachers' public filings indicating its intent to go forward with this proxy solicitation, the Board of Directors agreed to provide Mr. Papit with a "golden parachute" under which, Mr. Papit would receive in one lump sum an amount equal to eighteen times his monthly base salary then in effect, which, if enforceable, could be as much as $540,000 (based on Mr. Papit's present salary), if a "change of control" occurs (which, as defined, would include election of the Teachers Nominees) and Mr. Papit's unilateral decision that he does not want to work for the new Board. Obviously, Teachers believes that the Company was a good investment opportunity for Mr. Papit -- but not necessarily for the Stockholders.

     Teachers believes that effective executives should be well compensated and that such compensation should be tied directly to reasonable performance expectations. However, Teachers also believes that it is entirely inappropriate to reward executives while the Company's business is suffering. And, in Teachers view, there is absolutely no justification for granting significant severance benefits when termination is voluntary after a change in control. This Proxy Solicitation does not directly address the issue of executive compensation.

                       NOMINEES FOR ELECTION AS DIRECTORS

     According to the Company's proxy materials, nine Directors are to be elected at the Annual Meeting. Teachers is proposing the election of the Teachers Nominees to the Board of Directors who, if elected and if the Teachers Bylaw Proposal is approved, will constitute the entire Company's Board of Directors. If elected, each of the Teachers Nominees will hold office until the 1999 Annual Stockholders Meeting and until a successor has been elected and qualified, or until his earlier death, resignation or removal.

     The Certificate of Incorporation of the Company provides that, except as otherwise provided by law, any vacancies in the Board of Directors resulting from the removal of Directors or otherwise may be filled by a majority vote of the Directors then in office, whether or not a quorum is present or by a sole remaining Director. Each Director so chosen shall hold office until the next annual meeting and until his successor shall be duly elected and qualified, unless sooner displaced.

     The following information concerning age, principal occupation, business experience and directorships during the last five years has been furnished to Teachers by the Teachers Nominees:

Jacob C. Baum
  Engles, Urso, Follmer
  Capital Corporation
  3811 Turtle Creek Blvd.,
  Suite 1300
  Dallas, Texas 75219        Jacob C. Baum (age 41) has served as President,
                             Chief Executive Officer and principal stockholder of Canyon Cafes, Inc. since its formation in 1989 until its acquisition by Apple South, Inc., a publicly-held company, in July 1997. Since the acquisition, Mr. Baum has continued to serve as President of the Canyon Cafes division of Apple
                             South, Inc. until recently when he became Chairman of the Board of this division and joined Engles, Urso, Follmer Capital Corporation, a leveraged buy-out firm, as a principal. In his various positions, Mr. Baum was principally responsible for growing
                             Canyon Cafes to over $50 million in annual sales.
                             At various times, Mr. Baum has also been the owner/president of Sam's Cafe, Hampton's Market,
                             Newport's and Nickel City Grill.

Ben Evans
  95 Wake Robin Lane
  Stanford, Connecticut
  06903 Ben Evans (age 68) has served as a consultant to Ernst & Young LLP since 1989 in its corporate financial services group. Prior to becoming a consultant with Ernst & Young LLP, Mr. Evans was a partner with Ernst & Young LLP from 1968 to 1989 and worked with many diverse industries, including a heavy concentration in retail. Mr. Evans is a CPA. Mr. Evans has served on the board of directors of Revco D.S., Inc., Jamesway Corporation, Kash 'n Karry Food Stores, Inc. and Megafoods Stores, Inc.

Suzanne Hopgood
  The Hopgood Group
  100 Wells Street, Suite
  210
  Hartford, Connecticut
  06103 Suzanne Hopgood (age 49) is currently a director of the Company and has served as President of the Hopgood Group since founding the company in 1985. Such company provides consulting, development and brokerage services to hotel investors. Prior to founding the Hopgood Group, she served as Second Vice President at Aetna Realty Investors where she oversaw one-third of the corporation's multi-billion dollar real estate equity portfolio. Before joining Aetna, she was Vice President and Senior Loan Officer of the Lowell Institution for Savings in Lowell, Massachusetts. Ms. Hopgood currently serves on the Board of Directors of the Company and has served since 1996. Ms. Hopgood also serves on the board of directors of the Real Estate Finance Association, Greater Hartford Arts Council and is a director emerita of the Connecticut Business & Industry Association.

Damien W. Kovary
  Heico Acquisitions
  152 West 57th Street
  55th Floor
  New York, New York 10015   Damien W. Kovary (age 43) has served as a Managing
                             Director of Heico Acquisitions, a subsidiary of Heico Companies, LLC, since 1997. Prior to joining
                             Heico Acquisitions, Mr. Kovary was the Managing
                             Director of the Special Loan Unit at Teachers from
                             1986 to 1997. Before joining Teachers, Mr. Kovary was a Vice President in the Workout Department at Marine Midland Bank from 1982 to 1986. While at
                             Marine Midland Bank, Mr. Kovary also served as
                             President of MarMid Energy Corp. and TOMAR Energy
                             Corp.

William J. Nightingale
  Nightingale & Associates
  195 Rowaytan Ave.
  Rowaytan, Connecticut
  08653 William J. Nightingale (age 68) has been a Senior Advisor of Nightingale & Associates, LLC since founding the company in 1975. Such company provides general management consulting to clients who sell consumer and industrial products, natural resource and financial and business services. Prior to founding Nightingale & Associates, LLC, he served as President and Chief Executive Officer of the Bali Company, Inc., a manufacturer of women's apparel. Before joining Bali, he was Vice President and Chief Financial Officer of Hanes Corporation. Mr. Nightingale is a graduate of Harvard University's Business School.

Gilbert C. Osnos
  Osnos and Company
  230 Park Avenue, Suite
  C-301
  New York, New York 10169   Gilbert C. Osnos (age 67) is currently a director
                             of the Company and has been President of Gilbert C.
                             Osnos & Co., Inc. since 1981, and a partner in Grisanti Galef & Osnos Associates since 1981. Mr.
                             Osnos began with Grisanti Galef in 1979, and became a partner in 1981. Gilbert C. Osnos & Co., Inc. was also formed in 1981 doing business as Grisanti
                             Galef & Osnos Associates. Mr. Osnos was a director of the Turnaround Management Association from 1988 to 1993 and Chairman in 1990 to 1991 and a director of Trivest Financial Services Corporation and
                             Reprise Capital from 1989 to 1991. Mr. Osnos currently serves on the Board of Directors of the Company and has served since 1996. Mr. Osnos also serves on the board of directors of Mrs. Fields, Inc. and American Mirrex. Mr. Osnos is a graduate of Harvard University's Business School.

Barry W. Ridings
  BT Alex. Brown
  Incorporated
  1290 Avenue of the
  Americas
  10th Floor
  New York, New York 10104   Barry W. Ridings (age 46) has been a Managing
                             Director of BT Alex. Brown Incorporated, a major investment banking firm and wholly-owned subsidiary of Bankers Trust Corporation, since 1990. Mr.
                             Ridings manages BT Alex. Brown's Restructuring
                             Group and is active in such firm's mergers and acquisitions and public debt activities. Before joining BT Alex. Brown Incorporated, Mr. Ridings was a Managing Director at Drexel Burnham Lambert.
                             Mr. Ridings serves on the board of directors of Noodle Kidoodle Inc., Norex Industries, Search
                             Capital Group, SubMicron Systems, Telemundo Group,
                             American Stock Exchange and TransCor Waste Services
                             Corp.

     The Teachers Nominees have entered into an agreement with Teachers whereby Teachers has agreed to bear all costs and expenses of, and indemnify against any and all liability incurred by, the Teachers Nominees in connection with the Teachers Nominees being a nominee in this Proxy Solicitation. The Teachers Nominees will receive Directors' fees upon their election as a Director of the Company in accordance with the Company's then practice.

     None of the corporations or organizations in which the Teachers Nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company and the Teachers Nominees do not hold any position or office with the Company, except for Mr. Osnos and Ms. Hopgood who are currently members of the Board of Directors, have any family relationship with any executive officer or Director of the Company or each other, or has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation.

                            TEACHERS BYLAW PROPOSAL

     The Company's Bylaws, as filed with the SEC, state that the Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the incorporator and thereafter from time to time by the Board of Directors. Effective April 1, 1998, the Board of Directors increased the size of the Board to nine members. Teachers believes that this action was taken in response to Teachers announcement made on March 6, 1998 that it intended to solicit proxies to elect the Teachers Nominees at the Annual Meeting. Teachers also believes that a company of this size does not need a nine member Board and that the Company and its Stockholders would be better served by a Board that is a smaller and more cohesive group. Teachers, therefore, proposes that the Stockholders approve adoption of an amendment to the Bylaws to the effect that the following sentence replaces the first sentence of Article III, Section 1 of the Company's Bylaws:

            "The Board of Directors shall consist of seven members."

     Teachers intends to present the Teachers Bylaw Proposal at the Annual Meeting before the votes are cast on election of Directors in order to eliminate any question regarding the size of the Board and the casting of ballots therefore. Pursuant to the Company's Bylaws, any amendment to the Bylaws must be approved by holders of a majority of the outstanding capital stock entitled to vote thereon. Abstentions and broker non-votes will be counted as present and entitled to vote and will have the same effect as a vote against the Teachers Bylaw Proposal.

     The Company's Charter provides that any Bylaw "may be altered, amended or repealed by the holders of the capital stock of the [Company] entitled to vote thereon at any annual meeting or at any special meeting called for that purpose." This provision establishes that the Stockholders have (i) an unqualified right to adopt Bylaw amendments at annual meetings and (ii) a qualified right to adopt Bylaw amendments at special meetings. The Company's Bylaws, however, provide that Bylaws may be "altered, amended or repealed" by the Stockholders only if notice of such proposed action is "contained in the notice of [the] meeting of stockholders . . .." Although the Bylaw restriction on Bylaw amendments by Stockholders may be effective with respect to special meetings, Teachers believes that this restriction cannot limit the Stockholders' right to amend Bylaws at annual meetings, which right is granted to Stockholders in the Charter. No assurance can be given that Teachers' position on this restriction will be upheld.

     Even if the Bylaw restriction were deemed to effectively require notice to Stockholders of proposed amendments at annual meetings, Teachers believes that the Teachers Proxy Statement will serve as effective notice of the Teachers Bylaw Proposal. No assurance can be given that Teachers' position on this notice requirement will be upheld. Accordingly, Teachers is not asking the Stockholders to waive advance notice of the Teachers Bylaw Proposal. To the extent that the Company's constituent documents require prior notice of a Bylaw change be given to Stockholders, the foregoing shall be deemed notice of the Teachers Bylaw Proposal. Likewise, a vote FOR approval of the Bylaw amendment will be deemed an authorization or recommendation to effect a reduction in the number of Directors to seven.

                                    TEACHERS

     Teachers, also known as TIAA, is a nonprofit stock life insurance company that was founded in 1918 by the Carnegie Foundation for the Advancement of Teaching. Its function is to provide a nationwide retirement system for people who work at colleges, universities, independent schools and other nonprofit education and research institutions throughout the United States. All of the stock of Teachers is held by the TIAA Board of Overseers, a nonprofit New York membership corporation whose main purpose is to hold Teachers' stock. A companion organization to Teachers is CREF, (College Retirement Equities Fund), which was first set up in 1952 and is now registered with the SEC as an open-end, diversified management company under the Investment Company Act of 1940. Teachers owns in the aggregate 8,607,637 shares of Common Stock, representing approximately 17.7% of the shares outstanding and is a New York corporation, whose principal and executive offices are located at 730 Third Avenue, New York, New York 10017. Please also see Appendix B which includes a description of Teachers' purchases and sales of securities in the Company and a 1996 restructuring of certain notes issued by the Company pursuant to which certain debt was converted into equity.

                            SOLICITATION OF PROXIES

     Proxies may be solicited by Teachers by mail, advertisement, telephone, facsimile, telegraph and personal solicitation. Teachers will be principally responsible for soliciting proxies for the Teachers Nominees and certain of its employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward Teachers' solicitation material to their customers for whom they hold shares and Teachers will reimburse them for their reasonable out-of-pocket expenses.

     Teachers has retained Beacon Hill Partners, Inc. to assist in the solicitation of proxies and for related services. Teachers will pay Beacon Hill Partners, Inc. a fee of up to $12,500 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, Teachers has also agreed to indemnify Beacon Hill Partners, Inc. against certain liabilities and expenses in connection with services provided to Teachers. Approximately 25 persons will be used by Beacon Hill Partners, Inc. in its solicitation efforts.

     The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by Teachers. Although no precise estimate can be made at the present time, Teachers currently estimates that the total expenditures relating to the Proxy Solicitation incurred by Teachers will be approximately $200,000 of which $140,000 has been incurred to date. Teachers intends to seek reimbursement from the Company for those expenses incurred by Teachers, if the Teachers Nominees are elected to the Board of Directors or if the Teachers Bylaw Proposal is approved, but does not intend to submit the question of such reimbursement to a vote of the Stockholders.

                          VOTING AND PROXY PROCEDURES

     Stockholders are urged to complete, sign, date and return the enclosed BLUE proxy card in the postage-paid envelope in time to be voted at the Annual Meeting. If you wish to vote for the seven Teachers Nominees, you must submit the enclosed BLUE proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently completing, signing, dating and mailing the enclosed BLUE proxy card. ONLY YOUR LATEST DATED PROXY CARDS WILL COUNT AT THE ANNUAL MEETING. Execution of a BLUE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation, (ii) submitting a duly executed proxy bearing a later date to the Company or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

     Election of the Teachers Nominees requires the affirmative vote of a plurality of the votes cast with respect to each Director nominee at the Annual Meeting, assuming a quorum is present or otherwise represented at the Annual Meeting. Consequently, only shares of Common Stock that are voted in favor of a particular Nominee will be counted toward such Nominee's attaining a majority of votes. Under applicable Delaware law, abstentions and broker non-votes are treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum for the transaction of business. Abstentions and broker non-votes are tabulated separately, with abstentions counted in tabulations of the votes cast on a proposal for purposes of determining whether a proposal has been approved, while broker non-votes relating to a proposal are not counted as a vote cast with respect to that proposal.

     Adoption of the Teachers Bylaw Proposal requires the affirmative vote of a majority of the issued and outstanding shares of the Common Stock of the Company. Abstentions and broker non-votes will be counted as present and entitled to vote and will have the same effect as a vote against the Teachers Bylaw Proposal.

     Shares of Common Stock represented by a valid, unrevoked BLUE proxy card will be voted as specified. You may vote FOR the election of the seven Teachers Nominees or withhold authority to vote for the election of the Teachers Nominees by marking the proper box on the BLUE proxy card. You may also withhold your vote from the Teachers Nominees by writing the same name of such nominees in the space provided on the BLUE proxy card. You may also vote FOR, AGAINST or ABSTAIN from the Teachers Bylaw Proposal. If no specification is made, such shares will be voted FOR the election of the Teachers Nominees and FOR the adoption of the Teachers Bylaw Proposal.

     Except as set forth in this Proxy Statement, Teachers is not aware of any other matter to be considered at the Annual Meeting. The grant of the enclosed BLUE proxy card to Teachers, however, will authorize Teachers to have discretionary voting authority regarding any other business that may properly come before the Annual Meeting.

     If your shares are held in the name of a brokerage firm, bank or other nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE proxy card.

     Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Stockholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the BLUE proxy card, even if you sell such shares after such date.

     Teachers believes that it is in your best interest to elect the Teachers Nominees at the Annual Meeting. TEACHERS STRONGLY RECOMMENDS A VOTE FOR THE ELECTION OF THE TEACHERS NOMINEES AND A VOTE FOR THE TEACHERS BYLAW PROPOSAL.

                         CERTAIN ADDITIONAL INFORMATION

     The Company Proxy Materials contain additional information with respect to the number of shares outstanding at the close of business on the Annual Meeting Record Date, the Company's Nominees for the election of directors and other proposals, the beneficial owners of five percent (5%) or more of the shares of the Common Stock, the share ownership of the Company's officers and directors, filings made pursuant to Section 16 of the Securities and Exchange Act of 1934, as amended, the date by which stockholder proposals intended to be submitted at the 1999 Annual Stockholders Meeting must be received by the Company for inclusion in its proxy statement for such meeting, as well as information relating to other matters. Such information, which the Company has not and will not independently verify, is incorporated by reference in this Proxy Statement in reliance on the Company, except to the extent that such information contradicts information contained in this Proxy Statement or is otherwise adverse. A copy of the Company's Proxy material will be provided, without charge, upon written or oral request by first class mail or other equally prompt means within one business day of receipt of such request.

                        YOUR VOTE IS EXTREMELY IMPORTANT

1. PLEASE COMPLETE, SIGN, DATE and MAIL YOUR BLUE proxy card in the enclosed postage-paid envelope. If you wish to vote FOR the Teachers Nominees and FOR the Teachers Bylaw Proposal, you must submit the enclosed BLUE proxy card.

2. If you have already voted the Company's proxy card, you have every legal right to change your mind and vote FOR the Teachers Nominees and FOR the Teachers Bylaw Proposal on the BLUE proxy card. Only your latest dated proxy card will count.

3. If your shares are held for you by a bank or brokerage firm, only your bank or broker can vote your shares and only after receiving your instructions. Please call your bank or broker and instruct your representative to vote FOR the Teachers Nominees and FOR the Teachers Bylaw Proposal on the BLUE proxy card.

4. Time is short. Please vote today!

   If you have questions or need assistance in voting your shares or in changing your vote, please contact Beacon Hill Partners, Inc. at 1-800-755-5001.

May 18, 1998

                                   APPENDIX A
                       ADDITIONAL INFORMATION CONCERNING
                     PARTICIPANTS IN THE PROXY SOLICITATION

     The following table sets forth the name, business address, and the number of shares of voting securities of the Company beneficially owned by each of the participants in this Proxy Solicitation or their associates as of the Annual Meeting Record Date.

     Except as set forth in this Proxy Statement or in the Appendices hereto, to the best knowledge of Teachers, none of the persons participating in this solicitation on behalf of Teachers, the Teachers Nominees nor any associates of any of the foregoing persons (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the pat two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement of understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year or (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this Proxy Statement or in the Appendices hereto, to the best knowledge of Teachers, none of the persons participating in this solicitation on behalf of Teachers, the Teachers Nominees, nor any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

                                                               AMOUNT OF              APPROXIMATE
             NAME AND BUSINESS INFORMATION                BENEFICIAL OWNERSHIP   PERCENTAGE OF CLASS(1)
             -----------------------------                --------------------   ----------------------
Teachers Insurance and Annuity Association of America...       8,607,637                  17.7%
Jacob C. Baum...........................................               0                     0
Ben Evans...............................................               0                     0
Suzanne Hopgood.........................................           4,222(2)                  *
Damien W. Kovary........................................               0                     0
William J. Nightingale..................................               0                     0
Gilbert C. Osnos........................................          12,222(2)                  *
Barry W. Ridings........................................               0                     0

---------------

 *  Owns Less than 1%

(1) Based on 48,675,168 shares of Common Stock outstanding as of April 27, 1998, as listed in the Company's Form 10-Q for the quarterly period ended March 31, 1998.

(2) Includes options to purchase 2,222 shares at $1.00 per share.

                                                                      APPENDIX B

            TRANSACTIONS IN SHARES OF FURR'S/BISHOP'S, INCORPORATED

     The following table sets forth information with respect to all purchases and sales of all securities of the Company by Teachers and its affiliates and the Teachers Nominees during the past two years. No part of the purchase price of any of the securities purchased by the participants as reflected below was represented by borrowed funds or otherwise obtained for the purpose of acquiring or holding such securities.

I. Transactions by Teachers.

                                                      AMOUNT OF 12% SENIOR SECURED
DATE                                                      NOTES DUE 2001 SOLD
----                                                  ----------------------------
November 24, 1997...................................         $2,750,000
February 19, 1998...................................         $1,150,000
March 19, 1998......................................         $4,277,438.44

II. Transactions by Suzanne Hopgood.

                                                          NUMBER OF SHARES OF
DATE                                                     COMMON STOCK PURCHASED
----                                                     ----------------------
April 3, 1997..........................................          2,000

III. Transactions by Gilbert Osnos.

                                                          NUMBER OF SHARES OF
DATE                                                     COMMON STOCK PURCHASED
----                                                     ----------------------
April 3, 1997..........................................          10,000

     As part of the restructuring in 1996 of the 11% Notes (pursuant to which debt was converted into equity), the Company agreed to indemnify certain parties, including Teachers, which had been named with the Company as defendants in a complaint filed by Michael J. Levenson (the former Chairman of the Board and Chief Executive Officer of the Company) and others, from and against any and all claims, actions, suits and other legal proceedings, damages, costs, interest, charges, cancel fees and other expenses and penalties which such parties may sustain or incur by reason or arising out of the Levenson litigation. In consideration for such indemnification obligations, the Company delivered to Teachers, as payee, a promissory note dated January 14, 1998 in the principal amount of $756,392, which promissory note is due and payable on December 31, 2001.

--------------------------------------------------------------------------------

                                BLUE PROXY CARD
                     PROXY SOLICITED ON BEHALF OF TEACHERS
           INSURANCE AND ANNUITY ASSOCIATION OF AMERICA ("TEACHERS")
                FOR USE AT THE ANNUAL MEETING OF STOCKHOLDERS OF
                         FURR'S/BISHOP'S, INCORPORATED
                           TO BE HELD ON MAY 28, 1998

    The undersigned stockholder of Furr's/Bishop's, Incorporated (the "Company") hereby appoints Clifford S. Haye and Roi Chandy, and each of them acting alone, as lawful attorneys and proxies with several power of substitution, for and in the name of the undersigned to represent, and vote, as designated on the reverse side, all shares of the Common Stock of the Company which the undersigned is entitled to vote at the Annual Meeting of the Stockholders of the Company to be held on May 28, 1998, 10:00 a.m. local time, or at any adjournment, postponement or rescheduling thereof (collectively, the "Annual Meeting"). The undersigned hereby revokes any and all previous proxies with respect to the matters covered by this proxy and the voting of such shares at the Annual Meeting.

             TEACHERS RECOMMENDS A VOTE FOR THE FOLLOWING NOMINEES

1. ELECTION OF DIRECTORS:


[ ]  FOR all nominees listed to the right      Jacob C. Baum     William J. Nightingale
   (except as marked to the contrary below)    Ben Evans         Gilbert C. Osnos
                                               Suzanne Hopgood   Barry W. Ridings
[ ]  WITHHOLD AUTHORITY to vote for all        Damien W. Kovary
     nominees listed to the right

            INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY
                         INDIVIDUAL NOMINEE,
                         PRINT THAT NOMINEE'S NAME IN THE SPACE
                         PROVIDED BELOW.

            --------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

             TEACHERS RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSAL
2. BYLAW PROPOSAL OF TEACHERS: To adopt the following:
   RESOLVED, that it is the best interests of the Company to approve an amendment to the first sentence of Article III, Section 1 of the Company's Bylaws as follows:
            "The Board of Directors shall consist of seven members."
        [ ] For                  [ ] Against                  [ ] Abstain
3. DISCRETIONARY AUTHORITY:
   In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN. IF NO INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" ALL OF THE NOMINEES LISTED ABOVE AND "FOR" THE TEACHERS BYLAW PROPOSAL, AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO OTHER MATTERS.

                                           IF STOCK IS JOINTLY HELD, EACH JOINT
                                           OWNER SHOULD SIGN, WHEN SIGNING AS
                                           ATTORNEY-IN-FACT, EXECUTOR,
                                           ADMINISTRATOR, TRUSTEE, GUARDIAN,
                                           CORPORATE OFFICER OR PARTNER, PLEASE
                                           GIVE FULL TITLE OR CAPACITY. PLEASE
                                           SIGN THIS PROXY EXACTLY AS YOUR NAME
                                           APPEARS HEREIN.

                                           Signature(s):
                                           -------------------------------------

                                           Printed Name:
                                           -------------------------------------

                                           Title:
                                           -------------------------------------

                                           Dated:
                                           -------------------------------------

--------------------------------------------------------------------------------